# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dermata Therapeutics, Inc., CIK 0001853816
CUSIP: 249845405
Title of class of securities: Common Stock, Par Value $0.0001 Per Share.
Address of issuer's principal executive offices: 3525 Del Mar Heights Rd., #322, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 03/27/2025
Amends the filing with accession number 0000905718-21-001150
Filed by CIK 0001279191
Persons authorized to receive notices and communications: Gerald T. Proehl, President and Chief Executive Officer, 3525 Del Mar Heights Rd., #322, San Diego, California (CA), 92130, (973) 701-2431

## Reporting persons
- PROEHL GERALD T (CIK 0001279191): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 804,098; shared voting power 0; sole dispositive power 804,098; shared dispositive power 0; aggregate amount beneficially owned 804,098 (13.3% of the class)
  Comment: See Item 5 for additional information.
- Proehl Investment Ventures LLC (CIK 0001877913): type of reporting person: individual (IN); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 799,624; shared voting power 0; sole dispositive power 799,624; shared dispositive power 0; aggregate amount beneficially owned 799,624 (13.3% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.0001 Per Share.
Name of issuer: Dermata Therapeutics, Inc.
Address of issuer's principal executive offices: 3525 Del Mar Heights Rd., #322, San Diego, California (CA), 92130
Comment:
This Amendment No. 7 (this "Amendment") amends and supplements the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 27, 2021, as amended on April 25, 2022, January 13, 2023, March 30, 2023, January 23, 2025 February 13, 2025 and April 3, 2025 (collectively, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment is being filed solely to correct the number of the Issuer's shares of Common Stock outstanding and percentage of securities beneficially owned by the Reporting Persons as of the date hereof, which was incorrectly reported in Amendment No. 6, filed on April 3, 2025, and not as a result of any transaction in the securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2 and Item 3 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5. As of the date hereof, Mr. Proehl may be deemed to beneficially own an aggregate of 804,098 shares of Common Stock reported herein as follows: (i) 247 shares of Common Stock and stock options to purchase 2,777 shares of Common Stock held directly by Mr. Proehl; (ii) 799,508 shares of Common Stock and warrants to purchase up to 116 shares of Common Stock held directly by Proehl Investment Ventures LLC ("PIV"); (iii) 855 shares of Common Stock and warrants to purchase up to 595 shares of Common Stock held in the aggregate by certain trusts (the "Trusts") for which Mr. Proehl is trustee. Mr. Proehl's reported ownership excludes (i) 50,556 shares of Common Stock underlying stock options held by Mr. Proehl that will not vest as to such shares of Common Stock within sixty (60) days of the date hereof, and (ii) 787,402 shares of Common Stock underlying a warrant that is not exercisable within sixty (60) days of the date hereof. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Proehl may be deemed to beneficially own 13.3% of the Common Stock of the Issuer outstanding as of the date hereof (based on 6,032,648 shares of Common Stock outstanding as of March 27, 2025 based on information obtained from the Issuer). As of the date hereof, PIV may be deemed to be the beneficial owner of an aggregate of 799,624 shares of Common Stock reported herein as follows: (i) 799,508 shares of Common Stock and (ii) warrants to purchase up to 116 shares of Common Stock. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, PIV may be deemed to beneficially own 13.3% of the Common Stock of the Issuer outstanding as of the date hereof (based on 6,032,648 shares of Common Stock outstanding as of March 27, 2025 based on information obtained from the Issuer).
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, Mr. Proehl may be deemed to be the beneficial owner of an aggregate of 804,098 shares of Common stock, all of which he has sole voting and dispositive power. As of the date hereof, PIV may be deemed to be the beneficial owner of an aggregate of 799,624 shares of Common stock, for all of which voting and dispositive power is held by Mr. Proehl, as PIV's managing member.
Transactions in the class effected during the past sixty days: During the sixty (60) days on or prior to March 27, 2025, there were no purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- PROEHL GERALD T: /s/ Gerald T. Proehl, Gerald T. Proehl (04/07/2025)
- Proehl Investment Ventures LLC: /s/ Gerald T. Proehl, Gerald T. Proehl, Managing Member (04/07/2025)